Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
MARCH 31, 2009

Prepared as at May 28, 2009

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	5

Business environment	6
Risk factors	6
Forward looking statements	6
Business plan	6

Results of operations	8

Liquidity and Capital Resources	12
Working capital	12
Key contractual obligations	12
Off balance sheet arrangements	13

Transactions with related parties	13

Financial and derivative instruments	13

Critical accounting estimates	14

Evaluation of disclosure controls and procedures	14

Outlook	14
Current outlook	14

Public securities filing	14

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three and nine months ended March 31, 2009 should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended March 31, 2009 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2008. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at May 28, 2009. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc.  On October 20, 2006, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

During the three months ended September 30, 2006, LiveReel entered into an agreement to provide bridge loan financing to a production company up to $1,800,000.  All amounts under the facility were repaid in the three months ended December 31, 2006.  The Company entered into additional financing agreements totalling $625,000 in further financing to assist in the development of a feature film being developed by said production company, The Poet.  After a series of advances and repayments under this second facility, as at September 30, 2007, the amount advanced was approximately $284,000.  The Company is obligated for further advances of an additional $57,000 under the financing agreement.  The Company was to be repaid from its share of distribution revenue upon successful completion and distribution of the film.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management has re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007.   Further advances made during the quarter totalling $57,000 were also expensed in the three months ended December 31, 2007.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and has recently had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off the balance of the advance to $20,179 effective June 30, 2008, which was received in the first quarter of fiscal 2009.  No further proceeds have been received at this time.

The Company also announced in November 2008 it had received board authorization to invest some of its excess cash on hand in exchange traded securities.  During the three month period ended March 31, 2009, the Company earned approximately $31,000 investing a portion of its excess cash on hand in such securities.  However, as of the date of this report, it had a mark to market loss of approximately $850,000 on such securities.  This is a measurement at a point in time and the ultimate gain or loss on the positions will be recorded and disclosed in the financial statements at the end of the fiscal year.

The following table summarizes financial information for the 3rd quarter of fiscal 2009 and the preceding seven quarters:

Fiscal year	2009			2008				2007
Quarters ended	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007

Total Revenue	31,533	1,606	3,481	3,909	8,156	11,777	16,170	16,262
Earnings (Loss) from continuing operations	37,631	142,255	(7,703)	(187,361)	22,776	(113,005)	(511,221)	(168,662)
Net earnings (loss) per share - basic and diluted	0.00	0.01	0.00	(0.01)	0.00	(0.01)	(0.04)	(0.01)

During the quarter ended March 31, 2009, income was reduced from the quarter ended December 31, 2008 due to two key elements.  First of all, due to the smaller change of the Canadian dollar relative to the US dollar, the Company reduced its foreign exchange gain by approximately $130,000 on a quarter over quarter basis.  This reduction was partially offset by the investment income the Company earned of approximately $31,000 on excess cash in the business.  No such investment income was earned in the quarter ended December 31, 2008.

Number of Common Shares and Warrants

These are as follows on March 31, 2009 and May 28, 2009, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in november 2004	3,500,000	$0.01	November 30, 2010

Warrants issued in April 2006	1,193,600	$0.01	November 30, 2010

Warrants issued in June 2006	1,500,000	$0.01	November 30, 2010
	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2008.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry
•	our ability to successfully invest our excess cash

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal year 2008. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the third quarter of fiscal 2009.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach throughout fiscal 2007 and 2008.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time.  The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During fiscal 2007, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000 and the Company was obligated for further advances of an additional $114,000 under the financing agreement.   In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

At the start of the second quarter of fiscal 2008, the Company took write-downs on its investments in film properties and advances to various production companies due to less success than previously anticipated in the largest markets in the world for its film properties.  It further wrote down its investments in the fourth quarter based on actual and/or expected collections as of the end of the 2008 fiscal year.

As a result of the limited success to date in the film financing business, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.   It will also be looking to invest excess cash in exchange traded securities, and recorded a gain of $31,000 in the three months ended March 31, 2009.  However, as of the date of this report, it had a mark to market loss of approximately $850,000 on such securities.  This is a measurement at a point in time and the ultimate gain or loss on the positions will be recorded and disclosed in the financial statements at the end of the fiscal year.

Results of Operations

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2008
Income	$31,533	$36,620	$8,156	$36,103
Expenses (recovery)	(6,098)	(135,563)	(14,620)	637,553
Net income (loss) for period	37,631	172,183	22,776	(601,450)
Deficit at end of period	(6,721,679)		(6,706,501)

Overview

The following were the key events in the three and nine month periods ended March 31, 2009 –

(a)	The Company received approximately $21,000 from the distribution of King of Sorrow.

(b)
In November 2008, management received board approval to invest some of its excess cash in exchange traded instruments.  The Company recorded investment income of approximately $31,000 in the quarter ended March 31, 2009.   However, as of the date of this report, it had a mark to market loss of approximately $850,000 on such securities.  This is a measurement at a point in time and the ultimate gain or loss on the positions will be recorded and disclosed in the financial statements at the end of the fiscal year.

(c)
The Company showed a profit in the second and third quarters of fiscal 2009 primarily due to the positive foreign exchange impact on its US dollar denominated assets as the Canadian dollar weakened against the US dollar.

The following were the key events in the three and nine month periods ended March 31, 2008 –

(a)
The Company’s and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007. Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show. However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

(b)
The Company’s continued to pay further advances totaling $57,000 to fulfill its commitment to fund The Poet through the end of the 2008 calendar year.  The Company does not expect to fund further advances at this time.  It is working with its distribution partners to determine what else can be done to exploit its film properties in various territories around the world.

Income

The Company’s primary source of income is from investing a portion of its excess cash in exchange traded securities and from earning interest income on cash balances in the three and nine months ended March 31, 2009.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2008

Foreign exchange loss (gain)	$(49,435)	$(283,800)	$(45,070)	$61,391
Consulting expenses	15,000	78,581	15,000	45,000
Office and general	11,545	31,973	11,413	41,137
Professional fees	14,287	26,488	1,997	21,652
Shareholder information	2,118	10,084	1,881	8,887
Bank charges and interest	387	1,111	159	516
Writedown of production advances		-		376,910
Production advances	-	-	-	57,060
Amortization of investment in film	-	-	-	25,000
and televison programs
	$(6,098)	$(135,563)	$(14,620)	$637,553

Foreign exchange loss (gain)

Exchange gain for the three and nine months ended March 31, 2009 of approximately $49,000 and $284,000 respectively related entirely to the translation of US dollar balances and transactions into Canadian dollars at March 31, 2009 compared to the exchange rate used at June 30, 2008 and December 31, 2008 as the Canadian dollar weakened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

For the three and nine months ended March 31, 2008 there was approximately a $45,000 gain and a $61,000 foreign exchange loss respectively due to movements of the Canadian and US dollar in the period, again primarily on its excess cash balances held in a US dollar account.

Consulting Expenses

In the three and nine months ended March 31, 2009, the consulting fees of $15,000 and $78,581 respectively are comprised of cash fees and stock compensation expense.  The cash compensation is $45,000 paid to the Chief Financial Officer, and the balance of $33,581 is stock based compensation related to 3.9 million stock options granted on July 22, 2008 to the Chief Executive Officer.  The Company used this method of payment mainly to conserve its cash flow for business investments purposes.

Consulting expenses for the three and nine months ended March 31, 2008 of approximately $15,000 and $45,000 respectively include fees paid to the Chief Financial Officer.

Office and general

These costs include insurance, telephone, and other general and administration costs.

Insurance costs for the nine months ended March 31, 2009 of approximately $10,000 (nine months ended March 31, 2009 - $30,000) relate to a directors and officers insurance policy entered into during December 2008 for a twelve month period of time.  An expense of $11,000 and $33,000 was incurred in the three and nine month period ended March 31, 2008, respectively for a similar policy.

Miscellaneous costs include the costs of various travel, courier, etc. not categorized elsewhere in the financial statements.  These were essentially the same when comparing the three months ended March 31, 2009 to the three months ended March 31, 2008.  When comparing the nine months ended March 31, 2009 to the nine months ended March 31, 2008, other costs decreased as there was approximately $8,000 less in travel and entertainment costs and other miscellaneous office expenses in the 2009 fiscal year compared to the 2008 fiscal year.

Professional fees

Professional fees in the three and nine months ended March 31, 2009 were approximately $14,000 and $26,000 respectively related to legal fees for reviewing the Company’s public filings and general corporate purposes.

Professional fees in the three and nine months ended March 31, 2008 were approximately $2,000 and $22,000 respectively.  All fees in the three months ended March 31, 2008 were legal fees.  Professional fees in the nine months ended March 31, 2008 were comprised of legal fees of approximately $15,000 and accounting fees of $6,500.  Legal fees relate primarily to the review of the Company’s public filings and various other matters and accounting fees relate to various fees for discussion around tax planning for the Company.

Shareholder Information

Shareholder information costs in the three and nine months ended March 31, 2009 and 2008 comprised transfer agent fees and regulatory and related filing fees.

Write Down of Production Advances and Production Advances

The Company’s and its subsidiary had been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November 2007 that it was unable to attend in 2006.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter of fiscal 2008 to approximate management’s estimate of net realizable value of the assets at the time.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

During the quarter ended December 31, 2007, the Company expensed an additional $57,000 in advances made to The Poet to fulfill its advance commitments for that film.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script had been developed into a feature film for which the Company held certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

However, subsequent to the end of the 2007 fiscal year, management became concerned about its ability to recover all of the advances and the value of the script for King of Sorrow.  The Company had contracted with an international distributor in the fall of 2006, and had seen some success in selling the film to smaller markets internationally.  However, in assessing recoverability of the asset it was expected that the US market would be key, and that a few key trade shows in October and November of 2007 would yield improved sales results in this market.  However, the distribution company was much less successful than what was anticipated, and management revised downwards its assumptions about future revenues and net realizability of the assets.  This resulted in a decision to write off the carrying value of the script to nil.

Liquidity and Capital Resources

Working Capital

As at March 31, 2009, the Company had a net working capital position of $1,407,618 compared to a working capital position of $1,369,987 as at December 31, 2008 and $1,201,854 as of June 30, 2008.   Cash on hand as at March 31, 2009 was $1,438,121 compared to $1,412,837 as at December 31, 2008 and $1,330,037 in cash as at June 30, 2008.

The working capital position has increased by approximately $38,000 on a quarter over quarter basis primarily due to the positive foreign exchange impact caused by the weakening Canadian dollar relative to the US dollar.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 11 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended March 31, 2009.

Off balance sheet arrangements

At March 31, 2009 and 2008, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2009 and balances as at that date, not disclosed elsewhere in the financial statements are:

a) Consulting fees in the three month period ended March 31, 2009 include $15,000 paid to the Chief Financial Officer for services rendered during the period (three month period ended March 31, 2008 - $15,000 to the Chief Financial Officer).  Consulting fees in the nine month period ended March 31, 2009 include $45,000 paid to the Chief Financial Officer for services rendered during the period (nine month period ended March 31, 2008 - $45,000 to the Chief Financial Officer).  It also includes $33,581 of stock compensation expenses relating to the issuance of stock options to the Chief Executive Office as described in Note 6 to the financial statements.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at March 31, 2009.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended March 31, 2009 and 2008, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2008. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended March 31, 2009.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $1.4 million in cash with no significant debts. It has the backing of shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.